NEWS RELEASE

INTEROIL UPDATES ANTELOPE-1 TESTING AND COMPLETION

June 19, 2009 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced additional oil recovery from the most recently drilled interval from 7,891 feet (2,402 meters) to the total depth at 8,170 feet (2490 meters) in the second side track of the Antelope-1 well.  Drill Stem Test (DST) #14, performed over an interval from 7,940 feet (2,420 meters) to 8,045 feet (2,452 meters) in the second side track, recovered gas, condensate, oil and drilling fluid over the 105 foot (32 meter) open hole section.  Subsequently, DST #15 performed over an interval from 8,078 feet (2,462 meters) to 8,170 feet (2,490 meters) was unsuccessful due to the downhole valve failing to open.  The oil recovered in DST#14 measured in the lab within a range 33 to 43 degree API gravity.

The forward plan is to complete the well for a long term production test.  We are currently installing 2 7/8ths production tubing to the open hole section below the liner from 7700 feet (2347 meters) to the top of a cement plug at the bottom of the well at 8055 feet (2455 meters).  Following completion of the well the rig will be moved to the prepared Antelope-2 location targeting a spud date near the end of July.  Our analysis of test results to date indicate condensate rich natural gas from the top of the reservoir at 5,742 feet (1,750 meters) down to 7,769 feet (2,368 meters), a total of 2,027 feet (618 meters), a possible oil and heavy condensate column from 7,769 feet (2,368 meters) to 8045 feet (2452 meters), a total of 276 feet (84 meters) and transition zone to water estimated to be between 8,160 feet (2,487 meters) and 8,367 feet (2,550 meters).  The long term production test should further our understanding of the volumes and recovery of both condensate and oil in the reservoir as well as completing the original objective of testing for a higher condensate-to-gas ratio.

The Company is in the early stages of evaluation and has not yet been able to determine any reasonable approximation of oil volumes, and in particular whether oil volumes would be sufficient to be commercially exploitable.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the proposed testing activities to be undertaken. In particular, this press release contains forward looking statements concerning testing activities in the Elk/Antelope field and potential results from these activities. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur or results will be achieved. No assurances can be given as to whether there will be sufficient volumes, that condensate or oil will ultimately be recoverable or of any future condensate or oil production. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.